RCI Hospitality Holdings, Inc.
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POLICY ON
INSIDER TRADING
(AMENDED AND RESTATED)

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This Policy, as amended and restated, was unanimously adopted by the Board of Directors of RCI Hospitality Holdings, Inc. on November 24, 2020. It applies to key employees and consultants as determined by the Chief Compliance Officer, directors and executive officers of the Company.

    RCI Hospitality Holdings, Inc. and its affiliates and subsidiaries (collectively, the “Company”) has adopted this Policy on Insider Trading to apply to each key employee and consultant as determined by the Chief Compliance Officer, director and executive officer of the Company (“Insider Group”). The Company reserves the right to amend or rescind this Policy or any portion of it at any time and to adopt different policies and procedures at any time. This Policy must be strictly followed.

A.    General Rule.

    It is a violation of the federal securities laws for any person to buy or sell securities if he or she is in possession of material inside information. Information is material if it could affect a person’s decision whether to buy, sell or hold the securities. It is inside information if it has not been publicly disclosed. Furthermore, it is illegal for any person in possession of material inside information to provide other people with such information or to recommend that they buy or sell the securities. (This is called “tipping.”) In that case, they may both be held liable. Please note that the Securities and Exchange Commission (the “SEC”) has imposed large penalties even when the disclosing person did not profit from the trading.

    The SEC, the stock exchanges, and plaintiffs’ lawyers focus on uncovering apparent insider trading. In this regard, please be aware that the SEC and the stock exchanges use sophisticated electronic surveillance techniques to uncover insider trading. In addition, the SEC and the stock exchanges maintain a very extensive database of officers, directors, and certain employees of public companies. It is quite possible that this database includes personal information about you, your relatives, and other acquaintances. As a result, if you or your acquaintances engage in insider trading, it is extremely likely that it will eventually be discovered and prosecuted.

    A breach of the insider trading laws could expose the insider to criminal fines, penalties, disgorgement of profits and imprisonment, in addition to civil penalties and injunctive actions. In addition, punitive damages may be imposed under applicable state laws. Securities laws also subject controlling persons to civil penalties for illegal insider trading by employees, including employees located outside the United States. Controlling persons include the Company, and is being interpreted by the SEC to include directors, officers and supervisors. These persons may be subject to significant fines.

    Inside information does not belong to the individual directors, executive officers, or key employees and consultants who may handle it or otherwise become knowledgeable about it. For any person to use such information for personal benefit or to disclose it to others outside the Company violates the Company’s interests. More particularly, in connection with trading in Company securities, it is a fraud against members of the investing public and against the Company.

B.    Who Does this Policy Apply To?

    The prohibition against trading on inside information applies to the Insider Group. Because of their access to confidential information on a regular basis, Company policy subjects the Insider Group to additional restrictions on trading in Company securities. This Insider Group may only trade Company securities during certain periods of time. The restrictions for the Insider Group are discussed in Section F below. You will be notified by the Company whether you are a member of the Insider Group. In addition, certain employees with inside knowledge of material information may also be subject to temporary restrictions on trading from time to time.

C.    Other Companies’ Stocks

    The same rules apply to other companies’ stocks. Any member of the Insider Group who learns material information about suppliers, customers, potential acquisition candidates, or competitors through their work at the Company, should keep it confidential and not buy or sell stock in such companies until the information becomes public. This Insider Group should not give tips about such stocks.

D.    Trading in Options or Making “Short” Sales

    The insider trading prohibition also applies to trading in options, such as put and call options, and selling stock “short”. Both forms of trading are highly speculative and very risky. People who buy options are betting that the stock price will move rapidly. For that reason, when a person trades in options in his or her employer’s stock, it will arouse suspicion in the eyes of the SEC that the person was trading on the basis of inside information, particularly where the trading occurs before a Company announcement or major event. It may be difficult for an employee to prove that he or she did not know about the announcement or event.

    If the SEC or the stock exchanges were to notice active options trading or “short” sales by one or more directors or employees of the Company prior to an announcement, they would investigate. Such an investigation could be embarrassing to the Company (as well as expensive) and could result in severe penalties and expense for the persons involved.

    For all of these reasons, the Company prohibits the Insider Group from trading in options on the Company’s stock or selling the Company’s stock “short.” This prohibition does not apply to employee or director stock options granted by the Company or to shares acquired upon exercise of employee or director stock options. Furthermore, this prohibition does not apply to the use of Company’s securities as consideration for the exercise of any such options or for the payment of any related withholding taxes.

E.    What information is material?

All information that a reasonable investor would consider important in deciding whether to buy, sell, or hold securities is considered material. Information that is likely to affect the price of a company’s securities is almost always material. Either positive or negative information may be material. Examples of some types of information that may be material are found in the Company’s Policy on Control and Disclosure of Confidential Information.

F.    Guidelines

    The following guidelines should be followed in order to ensure compliance with applicable antifraud laws and with the Company’s policies:

    1.    Nondisclosure. Material inside information must not be disclosed to anyone, except to persons within the Company whose positions require them to know it, until it has been publicly released by the Company.

    2.    Trading in Company Securities. No person subject to this Policy should place a purchase or sale order, or recommend that another person place a purchase or sale order, in the Company’s securities when he or she has knowledge of material information concerning the Company that has not been disclosed to the public. This includes orders for purchases and sales of stock and convertible securities.

    The exercise of employee stock options or purchases pursuant to any stock purchase plan is not subject to this policy. However, stock that was acquired upon exercise of a stock option or pursuant to a stock purchase plan will be treated like any other stock, and may not be sold by an employee who is in possession of material inside information.

    Information is considered to be non-public unless it has been effectively disclosed to the public. Examples of public disclosure include public filings with the SEC and the Company press releases. For information to be considered public, it must not only be disclosed publicly, but adequate time must have passed for the market as a whole to assess the information. Although timing may vary depending upon the circumstances, for purposes of this Policy information is not considered public until the second business day after the Company publicly discloses it. (For example, if the Company issues a press release on Monday, regardless of the time of day, the information contained in that press release would be deemed publicly disclosed on Wednesday.) Therefore, any person subject to this Policy who possesses material inside information should wait until the second business day after the information has been publicly released before trading. This waiting period permits the information to be fully disseminated and absorbed by the trading markets.

    3.    Avoid Speculation. The Company encourages all employees, directors and other persons subject to this Policy to avoid speculating in the Company’s stock. The Company encourages you to avoid frequent trading in Company stock.

    4.    Trading in Other Securities. No employee, director, consultant, or other person subject to this Policy should place a purchase or sale order, or recommend that another person place a purchase or sale order, in the securities of another corporation, if such person learns in the course of his or her employment or involvement with the Company confidential information about the other corporation that is likely to affect the value of those securities. For example, it would be a violation of the securities laws if an employee learned through Company sources that the Company intended to purchase assets from a corporation, and then bought or sold stock in that other corporation because of the likely increase or decrease in the value of its securities.

    5.    Trading in Options. Company policy generally prohibits trading in Company options, warrants, puts, and calls, without approval from the Company. Company policy also prohibits “short” sales of Company securities.

    6.    Restrictions on the Insider Group. The Insider Group is subject to the following restrictions on trading in Company securities:

•    trading is not permitted during a “Blackout Period” that begins on the close of business on the 15th day of the third month of the second, third and fourth fiscal quarters and on the 30th day of the third month of the first fiscal quarter, and ends on the opening of the third 3rd business day following the Company’s filing with the SEC of the Company’s quarterly or annual financial reports or public release of quarterly or annual financial information;

•    all trades are required to be authorized in advance by the Company’s Chief Compliance Officer;

•    all trades by a director or executive officer or other person owning more than 10% of the Company’s securities must be reported on the appropriate Section 16(a) form including Forms 3, 4 and 5. The Chief Compliance Officer shall assist with the filing of these Forms with the SEC. The Chief Compliance Officer may seek assistance from the Company’s counsel to adequately disclose the trade;

•    individuals in the Insider Group are also subject to the general restrictions on all employees—you may not trade when you have access to material non-public information or give your friends tips and you may not trade in options or sell “short”; and

•    notwithstanding the above restrictions on trading, individuals may sell securities pursuant to a “Sales Plan” that complies with the requirements of Rule 10b5-1(c)(1)(i)(B) under the Securities Exchange Act of 1934, as amended, provided that the form of any such Sales Plan must be approved in advance by the Company.

G.    Acknowledgement.

    Please read this Policy carefully, ask questions of the Chief Compliance Officer if you have any, and promptly sign and return the attached Acknowledgment to:

Scott Sherman, Chief Compliance Officer
RCI Hospitality Holdings, Inc.
10737 Cutten Road
Houston, Texas 77066

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ACKNOWLEDGMENT

I have received a copy of the Company’s Policy on Insider Trading. I have read and understand the Policy. I will comply with the policies and procedures set forth in the Policy.

Please check the space below if appropriate:

_____    I have been notified that I am a member of the Insider Group, and I have carefully read and understand the additional restrictions that I am subject to pursuant to the Company’s Policy on Insider Trading.

Date:____________________        Signed:______________________________

                        Name:_______________________________
                            (Please Print)

Please return to:

    Scott Sherman, Chief Compliance Officer
RCI Hospitality Holdings, Inc.
10737 Cutten Road
Houston, Texas 77066